

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2022

Daniel Barton
Chief Executive Officer
Forian Inc.
41 University Drive
Suite 400
Newtown, PA 18940

> **Re: Forian Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **Form 10-Q for the Quarter Ended March 31, 2022**
> **Filed May 13, 2022**
> **File No. 001-40146**

Dear Mr. Barton:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021 filed on March 31, 2022

Financial Statements
Note 3 Summary of Significant Accounting Policies
Goodwill, page 47

1. Please explain to us your consideration of the definition of a reporting unit provided in ASC 350-20-20. Explain how you determined you operate as a single reporting unit, according to your goodwill disclosures on page 39, yet your segment disclosures on page 60 indicate that you operate in several reportable segments.

2. Please provide the disclosures required by ASC 350-20-50-1 about goodwill in total and for each reportable segment. Disclose any significant changes in the allocation of

  goodwill by reportable segment. If any portion of goodwill has not yet been allocated to a reporting unit at the date the financial statements are issued, that unallocated amount and the reasons for not allocating that amount should be disclosed.

Note 16 Segment Results, page 60

3. Please fully comply with the disclosure requirements of ASC 280-10-50-21. Disclose the specific factors and the organizational basis used by your chief operating decision-making group in identifying the reportable segments. Also clarify, in accordance with ASC 280-10-50-21b, the types of products and services from which each reportable segment derives its revenues including whether such revenues derive from your healthcare and/or cannabis and/or government businesses.

Form 10-Q for the Quarter Ended March 31, 2022 filed on May 13, 2022

Financial Statements
Note 3 Summary of Significant Accounting Policies
Goodwill, page 10

4. We note from your earnings conference call of May 12, 2022 that "(s)ubstantially all of the growth in (your) Q1 has come from (y)our healthcare business. And that was the trend in the prior year as well." In light of your losses and substantial negative cash flows from operations, tell us whether there has been a shortfall in your revenues and operating cash flows when compared to projected results for your various lines of business for the most recent year and subsequent interim periods. Address the non-public forecast of future Helix operating performance provided by Helix management to MOR's management and disclosed on page 60 of your amended Form S-4 filed on February 9, 2021. Please explain to us how you determined in accordance with ASC 350-20-35 that it was not necessary to recognize an impairment loss during the periods presented.

Management's Discussion and Analysis
Results of Operations for the Three months Ended March 31, 2022 and 2021
Separation expenses, page 35

5. In order to enable readers to assess material changes in your results of operations, please provide operational context for the material $5.4 million charge taken due to Forian's separation from two advisors. As applicable, address the extent to which these advisory services focused of particular products, services, lines of business and/or reporting segments.

  In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology